Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

IT&E INTERNATIONAL GROUP

AND

MILLENNIX, INC.

AND

GENE RESNICK, M.D.

DATED AS OF NOVEMBER 9, 2005

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of November 9, 2005, is entered into by and among IT&E International Group, Inc., a Nevada corporation (“Buyer”), Millennix, Inc., a New York corporation (the “Company”) and Gene Resnick, M.D., the sole shareholder of the Company (the “Shareholder”).

RECITALS

A.            The Company is a clinical research organization providing clinical research services to the pharmaceutical, biotechnology and medical device industries (the “Business”).

B.            The Shareholder owns all of the outstanding capital stock of the Company.

C.            Buyer desires to purchase from the Company and the Company desires to sell to Buyer, and the Shareholder desires to cause the Company to sell to Buyer, substantially all of the property and assets of the Company at the price and under the specified terms and conditions as set forth herein.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1.          Assets to be Transferred.  Subject to the terms and conditions of this Agreement, on the Closing Date, the Company shall, and the Shareholder shall cause the Company to, sell, transfer, convey, assign, and deliver to Buyer, or its assignee, and Buyer shall purchase and accept, all of the business, rights, claims and assets (of every kind, nature, character and description, whether real, personal, mixed, whether tangible or intangible, whether accrued, contingent or otherwise and wherever situated) of the Company, together with all rights and privileges associated with such assets and the business of the Company, other than the Excluded Assets, free and clear of all Encumbrances (collectively the “Purchased Assets”).  The Purchased Assets shall include, but not be limited to, the following:

(a)           Tangible Personal Property.  All machinery, equipment, computers, hardware, tools, supplies, furniture and all other fixed assets owned, utilized or held for use by the Company on the Closing Date, including, without limitation, the fixed assets reflected on the Company’s September 30, 2005 balance sheet.

(b)           Contracts.  All the Company’s rights in, to and under all contracts, purchase orders and sales orders to which it is a party and that are set forth on Schedule 1.1(b), (which shall include all client services contracts and third party vendor contracts) (hereinafter the

“Assumed Contracts”).  To the extent that any Assumed Contract for which assignment to Buyer is provided herein is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof.  The Shareholder, Company and Buyer agree to use their best efforts (without any requirement on the part of Buyer to pay any money or agree to any change in the terms of any such Assumed Contract) to obtain the consent of such other party to the assignment of any such Assumed Contract to Buyer in all cases in which such consent is or may be required for such assignment.  If any such consent shall not be obtained, the Shareholder and Company agree to cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits intended to be assigned to Buyer under the relevant contract, including enforcement at the cost and for the account of Buyer of any and all rights of Company against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise.  If and to the extent that such arrangement cannot be made, Buyer, upon notice to Company, shall have no obligation pursuant to Section 2.1 or otherwise with respect to any such contract and any such contract shall not be deemed to be a an Assumed Contract or a Purchased Asset hereunder.

(c)           Intellectual Property.  All of the Company’s Intellectual Property, together with all goodwill associated therewith, rights thereunder, remedies against infringers or any other rights or claims related thereto or arising therefrom.

(d)           Leased Real Property.  The lease of real property described on Schedule 1.1(d) (the “Real Property Lease”) with respect to the real property described thereon (the “Leased Real Property”).

(e)           Personal Property Leases.  All leases of machinery, equipment, vehicles, furniture and other personal property leased by the Company, including all such leases  described on Schedule 1.1(e) (the “Personal Property Leases”).

(f)            Records; Databases.  All books, records, ledgers, databases, data and files of the Company of every kind including, without limitation, invoices, customer and vendor lists, specifications, designs, operating and marketing plans, advertising and promotional materials, accounting records, personnel and payroll records, and all other documents, tapes, discs, programs or other embodiments of information of Company.

(g)           Securities.  All securities, if any (including capital stock in any subsidiaries), owned by the Company.

(h)           Claims.  All claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment (including any such item relating to the payment of any taxes).

(i)            Approvals.  All franchises, approvals, permits, licenses, orders, registration, certificates, variances and similar rights obtained from governments and/or governmental agencies.

(j)            Accounts Receivable.  All notes, drafts and accounts receivable and other rights to payment arising from the conduct of the Business, in whatever form, which arise or accrue before the Closing Date, whether disputed or undisputed.

(k)           Transferred Cash.  All cash balances and cash equivalents necessary to (i) satisfy all accounts payable of the Company as of the Closing Date as set forth on Schedule 5.6(b) or that represent unearned customer deposits and grant reserves as set forth on Schedule 5.6(c), (ii) cover the Company’s share of prorated expenses in accordance with Section 3.3 below and as set forth on Schedule 1.1(k), and (iii) fully fund any accrued payroll taxes, bonus, vacation, holiday, sick or other pay due to any Millennix Employee as of the Closing Date (as defined in Section 7.1 hereof) (the “Transferred Cash”).

1.2.          Excluded Assets.  The provisions of Section 1.1 notwithstanding, the Purchased Assets shall not include and the Company shall not sell, transfer, assign, convey or deliver to Buyer, and Buyer will not purchase or accept, the following assets of Company (collectively, the “Excluded Assets”):

(a)           Remaining Cash.  All cash and cash equivalents, other than the Transferred Cash.

(b)           Organizational Documents.  (i) the Company’s corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents related to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of the Company as a corporation, or (ii) any of the rights of the Company under this Agreement (or any related agreement between the Company on the one hand and the Buyer on the other hand entered into on or after the date of this Agreement).  Buyer shall have reasonable access to such books and records and may make excerpts and copies therefrom.

(c)           Purchase Price.  The consideration delivered by Buyer to Company pursuant to this Agreement.

ARTICLE II

ASSUMPTION OF LIABILITIES

2.1.          Liabilities to be Assumed.  On the Closing Date, Buyer will assume and agree to discharge only the following liabilities of the Company (collectively the “Assumed Liabilities”):

(a)           Accounts Payable.  The accounts payable set forth on Schedule 5.6(b);

(b)           Obligations under Assumed Contracts.  All obligations under the Assumed Contracts either (i) to furnish goods, services, and other non-cash benefits to a third party after the Closing, or (ii) to pay for goods, services or other non-cash benefits that a third party will furnish after the Closing.

(c)           Bank of New York Loan.  The obligations to the Bank of New York pursuant to that certain Promissory Note Time/Installment dated as of March 29, 2002, by and between the Company and the Bank of New York, but only in the amount and to the extent such Liability is reflected on the balance sheet of the Company delivered at the Closing and attached hereto as Schedule 2.1(c).

(d)           Loans From Shareholders.  The obligations to each of Gene Resnick, M.D. in the principal amount of $680,820.58 and Margaret Barbetti in the principal amount of $100,000; provided, however, that the such obligations shall be amended and restated in the form of the Subordinated Promissory Note attached hereto as Exhibit B (the “Note”).  At the Closing, Buyer shall execute a Note in favor of each of Dr. Resnick and Ms. Barbetti in the principal amount set forth above.

2.2.          Excluded Liabilities.  Except as and to the extent specifically set forth in Section 2.1, Buyer is not assuming any other Liabilities of Company, including, without limitation, the following Liabilities which shall be and remain the responsibility of Company  (collectively, the “Excluded Liabilities”):

(a)           Other Contracts.  Any and all Liabilities under any agreement, contract, instrument, obligation or undertaking other than an Assumed Contract.

(b)           Liabilities to Employees.  Any and all Liabilities owed to the Company’s Employees prior to the Closing Date.

(c)           Company Taxes.  Any and all Liabilities of the Company for Federal income taxes and any state or local income, profit or franchise taxes or for unpaid taxes (or any similar provision of state or local law) as a transferee or successor, by contract, or otherwise (and any penalties or interest due on account thereof.)

(d)           Transaction-related Taxes.  Any and all Liabilities for any taxes applicable to, imposed upon or arising out of the sale or transfer of the Purchased Assets to Buyer and the other transactions contemplated by this Agreement, including but not limited to any income, transfer, sales, use, gross receipts or documentary stamp taxes.

(e)           Transaction Liabilities.  Any and all Liabilities incurred by the Company in connection with this Agreement and the transactions contemplated herein, including, without limitation, all attorney, accounting or other professional fees, and any Liability of Company or obligation under this Agreement.

(f)            Liability for Breach.  Any and all Liabilities of the Company for any breach or failure to perform any of Company’s covenants and agreements contained in, or made pursuant to, this Agreement, or, prior to the Closing, any other contract, whether or not assumed hereunder, including breach arising from assignment of contracts hereunder without consent of third parties.

(g)           Litigation Liability.  Any and all Liabilities of the Company with respect to any action, suit, proceeding, arbitration, investigation or inquiry, whether civil, criminal or administrative (collectively “Litigation”), whether or not described in Schedule 5.9, that relate to the Purchased Assets and that arose prior to the Closing Date.

(h)           Infringement Liability.  Any and all Liability to a third party for infringement of such third party’s Intellectual Property rights by the Company based on the Purchased Assets and that arose prior to the Closing Date.

(i)            Affiliate Liability.  Any and all Liabilities of Company to its present or former Affiliates, including, without limitation any obligation to indemnify any present or former Affiliate.

(j)            Violations.  Any and all Liabilities of Company for any violation of or failure to comply with any statute, law, ordinance, rule or regulation (collectively, “Laws”) or any order, writ, injunction, judgment, plan or decree (collectively, “Orders”) of any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other (collectively, “Government Entities”).

ARTICLE III

PURCHASE PRICE - PAYMENT

3.1.          Purchase Price.  The aggregate purchase price for the Purchased Assets and assumption of the Assumed Liabilities shall be as set forth in this Article III (the “Purchase Price”).

3.2.          Payment of Purchase Price.  The Purchase Price shall be paid by Buyer as follows:

(a)           At the Closing, Buyer shall deliver to the Company such documents and instruments as are reasonably required to evidence the assumption of the Assumed Liabilities.

(b)           At the Closing, Buyer shall make a cash payment to the Company in the amount of Nine Hundred Ninety Thousand Dollars ($990,000) payable by wire transfer of immediately available funds to an account designated by the Company in writing at least two (2) Business Days before the Closing.

(c)           At the Closing, or as soon thereafter as the Shareholder provides the Escrow Agent with information reasonably requested by Escrow Agent, Buyer shall deliver to the Escrow Agent the amount of One Hundred Ten Thousand Dollars ($110,000) payable by wire transfer of immediately available funds to an escrow account (the “Escrow Account”) to be held in escrow for the twelve (12) months after the Closing as partial security for the Shareholder’s indemnification obligations set forth in Article XII, which amount shall be held by the Escrow Agent pursuant to the terms and conditions of the indemnity escrow agreement, substantially in the form and substance attached hereto as Exhibit A (the “Indemnity Escrow Agreement”).

(d)           At the Closing, Buyer shall issue to the Company 10,416,667 shares of Buyer’s common stock (the “Acquisition Shares”); provided, however, that the Buyer shall deliver to the Shareholder cash in lieu of any fractional shares that may otherwise be issuable pursuant to this Section 3.2(d).  The parties acknowledge and agree that the Acquisition Shares shall initially be issued by the Buyer to the Company in consideration for the Purchased Assets and then immediately distributed by the Company to the Shareholder in accordance with Schedule 3.2(d) and that for administrative ease the certificates delivered by the Buyer at Closing shall be in the names set forth on Schedule 3.2(d) hereto.  The certificates evidencing the Acquisition Shares will bear the legend set forth below:

“The Securities represented hereby have not been registered under the Securities Act of 1933, as amended (the “Act”), or under the securities laws of any other jurisdictions.  These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Act and the applicable state securities laws, pursuant to registration or exemption therefrom.  Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.  The issuer of these securities may require an opinion of counsel in form and substance satisfactory to the issuer to the effect that any proposed transfer or resale is in compliance with the Act and any applicable state securities laws.”

The legend set forth above shall be removed by the Buyer from any certificate evidencing such Acquired Shares upon delivery to the Buyer of an opinion by counsel, reasonably satisfactory to the Buyer, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Buyer issued such Acquired Shares.

(e)           The remaining balance of up to One Million Four Hundred Thousand Dollars ($1,400,000) (the “Balance”), will be paid in two (2) installments which are contingent upon the achievement of certain net revenue thresholds as follows:

(i)            If the actual service revenues for the calendar year ending December 31, 2006 attributable to the Business of the Company (as such Business of the Company is defined and set forth on Schedule 3.2(e) hereof (the “Earnout Business”)) as determined by the Company’s independent auditors (the “2006 Revenues”) equals or exceeds the budgeted services revenues for the calendar year ending December 31, 2006 of Eight Million Dollars ($8,000,000) (the “2006 Budgeted Revenue Forecast”), then after the completion of the audit of the Earnout Business for the fiscal year ending December 31, 2006, but in no event later than ninety (90) days following the completion of the calendar year ending December 31, 2006,

Buyer shall make a payment to the Company in the amount of Seven Hundred Thousand Dollars ($700,000) (the “First Payment”).  If the 2006 Revenues are less than the 2006 Budgeted Revenue Forecast, the First Payment shall be pro rated such that the First Payment shall be reduced by that percentage which the 2006 Revenues failed to meet the 2006 Budgeted Revenue Forecast; provided, however, that in no event shall Buyer be obligated to make any First Payment to the Company if the 2006 Revenues are less than seventy-five percent (75%) of the 2006 Budgeted Revenue Forecast (i.e., less than $6,000,000).  By way of example only:  if the actual 2006 Revenues are equal to or greater than $8,000,000 the First Payment would equal $700,000.  If the 2006 Revenues are $7,200,000, or, in other words, ninety percent (90%) of the 2006 Budgeted Revenue Forecast, the First Payment would equal $630,000, or ninety percent (90%) of $700,000.  If the actual 2006 Revenues are less than $6,000,000, then the First Payment would be zero.

(ii)           If the actual service revenues for the calendar year ending December 31, 2007 attributable to the Earnout Business as determined by the Company’s independent auditors (the “2007 Revenues”) equals or exceeds the budgeted services revenues for the calendar year ending December 31, 2007 of Twelve Million Dollars ($12,000,000) (the “2007 Budgeted Revenue Forecast”), then after the completion of the audit of the Earnout Business for the fiscal year ending December 31, 2007, but in no event later than ninety (90) days following the completion of the calendar year ending December 31, 2007, Buyer shall make a payment to the Company in the amount of Seven Hundred Thousand Dollars ($700,000) (the “Second Payment”).  If the 2007 Revenues are less than the 2007 Budgeted Revenue Forecast, the Second Payment shall be pro rated such that the Second Payment shall be reduced by that percentage which the 2007 Revenues failed to meet the 2007 Budgeted Revenue Forecast; provided, however, that in no event shall Buyer be obligated to make any Second Payment to the Company if the 2007 Revenues are less than seventy-five percent (75%) of the 2007 Budgeted Revenue Forecast (i.e., less than $9,000,000).  By way of example only:  if the actual 2007 Revenues are equal to or exceed $12,000,000, the Second Payment would equal $700,000.  If the 2007 Revenues are $10,800,000, or, in other words, ninety percent (90%) of the 2007 Budgeted Revenue Forecast, the Second Payment would equal $630,000, or ninety percent (90%) of $700,000.  If the actual 2007 Revenues are less than $9,000,000, then the Second Payment would be zero.

3.3.          Prorations.  The following prorations relating to the Purchased Assets will be made as of the Closing Date, with the Company liable to the extent such items relate to any time period up to and including the Closing Date and Buyer shall be liable to the extent such items relate to periods subsequent to the Closing Date.  A portion of the Transferred Cash is to be used to satisfy the Company’s portion of any prorated amounts.  Company shall be credited for any prepayments made for periods subsequent to the Closing Date.  The net amount of all such prorations will be settled and paid no later than sixty (60) days after the Closing Date (the Settlement date”) hereof:

(a)           Rents and other items payable by Company under any lease, license, permit, contract or other agreement or arrangement to be assigned to or assumed by Buyer.

(b)           The amount of rents and charges for sewer, water, fuel, telephone, electricity and other utilities; provided that if practicable, meter readings shall be taken at the Closing Date and the respective obligations of the parties determined in accordance with such readings.

(c)           All other items normally adjusted in connection with similar transactions.

If the actual expense of any of the above items for the billing period within which the Closing Date falls is not known on the Settlement Date, the proration shall be made based on the expense incurred in the previous billing period, for expenses billed less often than quarterly, and on the average expense incurred in the preceding three billing periods, for expenses billed quarterly or more often.  Company agrees to furnish Buyer with such documents and other records as shall be reasonably requested in order to confirm all proration calculations.

3.4.          Other Payments and Adjustments.  The amount of wages and other remuneration due in respect of periods to and including the Closing Date to employees of Company will be paid by Company directly to such employees promptly following the Closing.

3.5.          Allocation of Purchase Price.  Buyer shall prepare an allocation of the Purchase Price (and all other capitalized costs) among the Purchased Assets in accordance with Code §1060 and the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate).  Buyer shall deliver such allocation to the Company within sixty (60) days after the Closing Date.  Buyer shall report, act and file tax returns (including, but not limited to Internal Revenue Services Form 8594) in all respects and for all purposes consistent with such allocation.  Buyer shall not take any position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

ARTICLE IV

CLOSING

4.1.          Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”), shall take place at 10:00 a.m. (PDT) at the offices of Foley & Lardner LLP, 402 W. Broadway, 23rd Floor, San Diego, CA  92101, on November 9, 2005, but in no event later than November 30, 2005, unless another date or place is agreed to in writing by the parties hereto.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

4.2.          Documents to be Delivered by Company and Shareholder.  At the Closing, the Company and/or the Shareholder, as the case may be, shall deliver the following documents, in each case duly executed or otherwise in proper form:

(a)           Bill of Sale.  A bill of sale for all of the Purchased Assets described in Section 1.1 substantially in the form attached hereto as Exhibit C (the “Bill of Sale”);

(b)           Assignment and Assumption Agreement.  An assignment and assumption agreement for the Assumed Contracts substantially in the form attached hereto as Exhibit D (the “Assignment and Assumption Agreement”);

(c)           Registration Rights Agreement.  A registration rights agreement substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”);

(d)           Employment Agreements.  An employment agreement between the Buyer and the Shareholder substantially in the form attached hereto as Exhibit F (the “Employment Agreement”);

(e)           Non-Competition and Non-Solicitation Agreement.  A Non-Competition and Non-Solicitation Agreement between the Buyer and the Shareholder substantially in the form attached hereto as Exhibit G (the “Non-Competition Agreement”);

(f)            Certified Resolutions.  A certified copy of the resolutions of the Board of Directors and the Shareholder of the Company authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(g)           Indemnity Escrow Agreement.  The Indemnity Escrow Agreement required under Section 3.2(c) above;

(h)           Consents.  The consents identified on Schedule 5.3 hereof;

(i)            Opinion of Counsel.  A written opinion of Herrick, Feinstein LLP, counsel to Company and the Shareholder, dated as of the Closing Date, addressed to Buyer, substantially in the form attached hereto as Exhibit H;

(j)            Estoppel Certificate.  A status letter from the landlord under the Real Property Lease substantially in the form attached hereto as Exhibit I;

(k)           Leased Employee Agreement.  The Leased Employee Agreement (as such term is defined herein) substantially in the form attached hereto as Exhibit L;

(l)            Lock-Up Agreement.  A Lock-Up Agreement (as such term is defined herein) from the Shareholder substantially in the form attached hereto as Exhibit M;

(m)          Other Documents.  Such additional documents, instruments or writings reasonably required by Buyer pursuant to Section 9.2 below, including, without limitation, any subordination agreement required by any senior lender of Buyer.

4.3.          Documents to be Delivered by Buyer.  At the Closing, Buyer shall deliver the following documents, in each case duly executed or otherwise in proper form:

(a)           Assignment and Assumption Agreement.  The Assignment and Assumption Agreement;

(b)           Registration Rights Agreement.  The Registration Rights Agreement;

(c)           Employment Agreements.  The Employment Agreement;

(d)           Promissory Notes.  A promissory note in favor of each of: Gene Resnick, M.D. and Margaret Barbetti in substantially the form attached hereto as Exhibit B;

(e)           Non-Competition and Non-Solicitation Agreement.  The Non-Competition Agreement;

(f)            Certified Resolutions.  A certified copy of the resolutions of the Board of Directors of the Buyer authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(g)           Indemnity Escrow Agreement.  The Indemnity Escrow Agreement;

(h)           Opinion of Counsel.  A written opinion of Foley & Lardner LLP, counsel to Buyer, dated as of the Closing Date, addressed to the Company and the Shareholder, substantially in the form of Exhibit J hereto;

(i)            Leased Employee Agreement.  The Leased Employee Agreement.

(j)            Other Documents.  Such additional documents, instruments or writings reasonably required by the Company and Shareholder pursuant to Section 9.2 below; and

(k)           Stock Certificates.  A stock certificate evidencing the Acquisition Shares, substantially in the form of Exhibit K hereto (which the Company acknowledges may be delivered within ten (10) days after the Closing).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SHAREHOLDER

The Company and the Shareholder hereby represent and warrant to Buyer as of the date hereof (subject to such exceptions or qualifications as are disclosed in writing in the disclosure schedule certified by a duly authorized officer of the Company and supplied by the Company to Buyer dated as of the date hereof, which schedules shall provide an exception to or otherwise qualify only those representations and warranties of the Company and Shareholder contained in the section of this Agreement (i) corresponding or cross-referenced to be the part or section reference of the schedule where such disclosure appears or (ii) to which such information set forth on such schedule reasonably relates, and such exceptions or qualifications shall not be deemed to be an exception to, or qualify, any other representation or warranty) as follows:

5.1.          Corporate.

(a)           Organization.  Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

(b)           Corporate Power.  Company has all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as and where such is now being conducted, to enter into this Agreement and the other documents and instruments to be executed and delivered by Company pursuant hereto and to carry out the transactions contemplated hereby and thereby.

(c)           Qualification.  Company is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary.  The states in which Company is licensed or qualified to do business are listed in Schedule 5.1(c).

(d)           No Subsidiaries.  Company does not own any interest in any corporation, partnership or other entity.

5.2.          Authority.  The execution and delivery of this Agreement and the Transaction Documents (as defined in Section 14.11 below) by Company and the Shareholder pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors and Shareholder of Company.  No other or further corporate act or proceeding on the part of Company is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Company pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Company pursuant hereto will constitute, valid binding agreements of Company, enforceable in accordance with their respective terms.

5.3.          No Violation.  Except as set forth on Schedule 5.3, neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by the Company pursuant hereto, nor the consummation by the Company of the transactions contemplated hereby and thereby (i) will violate any applicable Law or Order, (ii) will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity  (including, without limitation, under any “plant-closing” or similar law), or (iii) subject to obtaining the consents referred to in Schedule 5.3, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Encumbrance (as defined in Section 5.11(a)) upon any of the assets of Company, under any term or provision of the Articles of Incorporation or Bylaws of the Company or of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Company is a party or by which Company or any of its assets or properties may be bound or affected.

5.4.          Financial Statements.  Included as Schedule 5.4 are true and complete copies of the financial statements of Company consisting of (i) audited balance sheets of Company as of December 31, 2003 and December 31, 2004 and the related audited statements of income and cash flow for the years then ended (including the notes contained therein or annexed thereto), (ii) an unaudited balance sheet of the Company as of September 30, 2005, and the related unaudited statements of income for the nine (9) months then ended and for the corresponding period of the prior year (including the notes and schedules contained therein or annexed thereto), and (iii) an unaudited balance sheet of the Company as of November 8, 2005 (the “Recent Balance Sheet”).  All of such financial statements (including all notes and schedules contained therein or annexed thereto) are true, complete and accurate, have been prepared in accordance with the books and records of Company, and fairly present the assets, liabilities and financial position, the results of operations and cash flows of Company as of the dates and for the years and periods indicated.  The Company does not have any direct or indirect Liabilities that were not fully and adequately reflected or reserved in the Recent Balance Sheet.

5.5.          Tax Matters.

(a)           Provision For Taxes.  The provision made for taxes on the Recent Balance Sheet is sufficient for the payment of all federal, state, foreign, county, local and other income, ad valorem, excise, profits, franchise, occupation, property, payroll, sales, use, gross receipts and other taxes (and any interest and penalties) and assessments, whether or not disputed at the date of the Recent Balance Sheet, and for all years and periods prior thereto.  Since the date of the Recent Balance Sheet, Company has not incurred any taxes other than taxes incurred in the ordinary course of business consistent in type and amount with past practices of Company.

(b)           Tax Returns Filed.  Except as set forth on Schedule 5.5(b), all federal, state, foreign, local and other tax returns required to be filed by or on behalf of Company have been timely filed and when filed were true and correct in all material respects, and the taxes shown as due thereon were paid or adequately accrued.  The Company has duly withheld and paid all taxes which it is required to withhold and pay relating to salaries and other compensation heretofore paid to the employees of the Company.

(c)           Tax Audits.  The federal and state income tax returns of the Company have never been audited by the IRS or appropriate state taxing authorities, and the Company has not received from the IRS or from the tax authorities of any state, local or other jurisdiction any notice of underpayment of taxes or other deficiency which has not been paid nor any objection to any return or report filed by the Company.  There are outstanding no agreements or waivers extending the statutory period of limitations applicable to any tax return or report.

(d)           Consolidated Group.  The Company is not and has never been a member of an affiliated group of corporations that filed a consolidated tax return on which the statute of limitations does not bar a federal tax assessment, and each corporation that has been part of such group.

(e)           Other.  Except as set forth in Schedule 5.5(e), since December 31, 2001, the Company has not (i) applied for any tax ruling, (ii) entered into a closing agreement with any taxing authority, (iii) filed an election under Section 338(g) or Section 338(h)(10) of the Code (nor has a deemed election under Section 338(e) of the Code occurred), (iv) made any payments, or been a party to an agreement (including this Agreement) that under any circumstances could obligate it to make payments that will not be deductible because of Section 280G of the Code, or (v) been a party to any tax allocation or tax sharing agreement.

5.6.          Accounts.

(a)           Accounts Receivable.  All accounts receivable of the Company reflected on the Recent Balance Sheet, and as incurred in the ordinary course of business since the date thereof, represent arm’s length sales actually made in the ordinary course of business; are collectible (net of the reserves shown on the Recent Balance Sheet for doubtful accounts) in the ordinary course of business without the necessity of commencing legal proceedings; are subject to no counterclaim or setoff; and are not in dispute.  Schedule 5.6(a) contains a complete and accurate aged schedule of accounts receivable as of the Closing Date.

(b)           Accounts Payable.  All accounts payable of the Company reflected on the Recent Balance Sheet, and as incurred in the ordinary course of business since the date thereof, represent arm’s length purchases actually made in the ordinary course of business and are not in dispute.  Schedule 5.6(b) contains a complete and accurate aged schedule of accounts payable as of the Closing Date.

(c)           Unearned Customer Deposits and Grant Reserves.  Schedule 5.6(c) contains a complete and accurate schedule of all unearned customer deposits and grant reserves as of the Closing Date.

5.7.          Absence of Certain Changes.  Except as and to the extent set forth in Schedule 5.9, since the date of the Recent Balance Sheet there has not been:

(a)           No Adverse Change.  Any adverse change in the financial condition, assets, Liabilities, business, prospects or operations of the Company;

(b)           No Damage.  Any loss, damage or destruction, whether covered by insurance or not, affecting the Company’s business or properties;

(c)           No Increase in Compensation.  Any increase in the compensation, salaries or wages payable or to become payable to any employee or agent of the Company (including, without limitation, any increase or change pursuant to any bonus, pension, profit sharing, retirement or other plan or commitment), or any bonus or other employee benefit granted, made or accrued;

(d)           No Labor Disputes.  Any labor dispute or disturbance, other than routine individual grievances which are not material to the business, financial condition or results of operations of Company;

(e)           No Commitments.  Any commitment or transaction by the Company (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business consistent with past practice;

(f)            No Dividends.  Any declaration, setting aside, or payment of any dividend or any other distribution in respect of Company’s capital stock; any redemption,

purchase or other acquisition by Company of any capital stock of Company, or any security relating thereto; or any other payment to any shareholder of Company as such a shareholder;

(g)           No Disposition of Property.  Any sale, lease or other transfer or disposition of any properties or assets of the Company, except for the sale of inventory items in the ordinary course of business;

(h)           No Indebtedness.  Any indebtedness for borrowed money incurred, assumed or guaranteed by Company;

(i)            No Encumbrances.  Any Encumbrance made on any of the properties or assets of Company;

(j)            No Amendment of Contracts.  Any entering into, amendment or termination by the Company of any contract, or any waiver of material rights thereunder, other than in the ordinary course of business;

(k)           Loans and Advances.  Any loan or advance (other than advances to employees in the ordinary course of business for travel and entertainment in accordance with past practice) to any person including, but not limited to, any officer, director or employee of Company, or any shareholder or Affiliate;

(l)            Credit.  Any grant of credit to any customer or distributor on terms or in amounts more favorable than those which have been extended to such customer or distributor in the past, any other change in the terms of any credit heretofore extended, or any other change of Company’s policies or practices with respect to the granting of credit; or

(m)          No Unusual Events.  Any other event or condition not in the ordinary course of business of Company.

5.8.          Absence of Undisclosed Liabilities.  Except as and to the extent specifically disclosed in the Recent Balance Sheet, or in Schedule 5.8, the Company does not have any Liabilities other than commercial liabilities and obligations incurred since the date of the Recent Balance Sheet in the ordinary course of business and consistent with past practice and none of which has or will have a Company Material Adverse Effect.  Except as and to the extent described in the Recent Balance Sheet or in Schedule 5.8, neither Company nor any Shareholder has knowledge of any basis for the assertion against the Company of any Liability and there are no circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may give rise to Liabilities, except commercial liabilities and obligations incurred in the ordinary course of the Company’s business and consistent with past practice.  The Company has no Knowledge of any circumstance, condition, event or arrangement that may hereafter give rise to any Liabilities which are reasonably likely to have a Company Material Adverse Effect.

5.9.          No Litigation.  Except as set forth in Schedule 5.9 there is no Litigation pending or threatened against Company, its directors (in such capacity), its business or any of its assets, nor does Company or any Shareholder know, or have grounds to know, of any basis for any Litigation.  Except as set forth in Schedule 5.9, neither Company nor its business or assets is subject to any Order.

5.10.        Compliance With Laws and Orders.

(a)           Compliance.  Except as set forth in Schedule 5.10(a), the Company (including each and all of its operations, practices, properties and assets) is in compliance with all applicable Laws and Orders, including, without limitation, those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, zoning, building and sanitation, employment, retirement and labor relations, product advertising and the Environmental Laws as hereinafter defined.  Except as set forth in Schedule 5.10(a), the Company has not received notice of any violation or alleged violation of, and is subject to no Liability for past or continuing violation of, any Laws or Orders.  All reports and returns required to be filed by the Company with any Government Entity have been filed, and were accurate and complete when filed.  Without limiting the generality of the foregoing:

(i)            The operation of the Business as it is now conducted does not, nor does any condition existing at any of the Company’s facilities, in any manner constitute a nuisance or other tortious interference with the rights of any person or persons in such a manner as to give rise to or constitute the grounds for a suit, action, claim or demand by any such person or persons seeking compensation or damages or seeking to restrain, enjoin or otherwise prohibit any aspect of the conduct of such business or the manner in which it is now conducted.

(ii)           Company has made all required payments to its unemployment compensation reserve accounts with the appropriate governmental departments of the states where it is required to maintain such accounts, and each of such accounts has a positive balance.

(iii)          Company has delivered to Buyer copies of all reports of Company for the past five (5) years required under the federal Occupational Safety and Health Act of 1970, as amended, and under all other applicable health and safety laws and regulations.  The deficiencies, if any, noted on such reports have been corrected.

(b)           Licenses and Permits.  Company has all material licenses, permits, approvals, authorizations and consents of all Government Entities and all certification organizations required for the conduct of the business (as presently conducted and as proposed to be conducted) and operation of the Company’s facilities.  All such licenses, permits, approvals, authorizations and consents are described in Schedule 5.10(b), are in full force and effect and are assignable to Buyer in accordance with the terms hereof.  Except as set forth in Schedule 5.10(b), Company (including its operations, properties and assets) is and has been in compliance with all such permits and licenses, approvals, authorizations and consents.

(c)           Environmental Matters.  The applicable Laws relating to pollution or protection of the environment, including Laws relating to emissions, discharges, generation, storage, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes (“Waste”) into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste including, without limitation, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act and the Comprehensive Environmental Response Compensation Liability Act (“CERCLA”), as amended, and their state and local counterparts are herein collectively referred to as the “Environmental Laws”.  Without limiting the generality of the foregoing provisions of this Section 5.10(c), Company is in full compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.  Except as set forth in Schedule 5.10(c), there is no Litigation nor any demand, claim, hearing or notice of violation pending or threatened against Company relating in any way to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder.  Except as set forth in Schedule 5.10(c), there are no past or present (or, to the Company’s Knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans which may interfere with or prevent compliance or continued compliance with the Environmental Laws or with any Order issued, entered, promulgated or approved thereunder, or which may give rise to any Liability, including, without limitation, Liability under CERCLA or similar state or local Laws, or otherwise form the basis of any Litigation, hearing, notice of violation, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Waste.

5.11.        Title to and Condition of Properties.

(a)           Marketable Title.  Company has good and marketable title to all the Purchased Assets, free and clear of all mortgages, Liens (as defined in Section 14.1 below), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever (collectively, “Encumbrances”) except those described in Schedule 5.11(a).  None of the Purchased Assets are subject to any restrictions with respect to the transferability thereof.  The Company has complete and unrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby.  At Closing, Buyer will receive good and marketable title to all the Purchased Assets, free and clear of all Encumbrances of any nature whatsoever, except those described in Schedule 5.11(a).

(b)           Condition.  All tangible assets (real and personal) constituting Purchased Assets hereunder are in good operating condition and repair, free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the normal operations of Company or reasonable wear and tear), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the business of the Company as conducted during the preceding twelve (12)  months.  All buildings, plants and other structures owned or otherwise utilized by the Company are in good condition and repair and have no structural defects or defects affecting the plumbing, electrical, sewerage or heating, ventilating or air conditioning system.

5.12.        Insurance.  Set forth in Schedule 5.12 is a complete and accurate list and description of all policies of fire, liability, product liability, workers compensation, health and other forms of insurance presently in effect with respect to the business and properties of Company, true and correct copies of which have heretofore been delivered to Buyer.  Schedule 5.12 includes, without limitation, the carrier, the description of coverage, the limits of coverage, retention or deductible amounts, amount of annual premiums, date of expiration and the date through which premiums have been paid with respect to each such policy, and any pending claims in excess of $25,000.  All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets and operations of Company, of the kinds, in the amounts and against the risks customarily maintained by organizations similarly situated; and no such policy (nor any previous policy) provides for or is subject to any currently enforceable retroactive rate or premium adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events arising prior to the date hereof.  Schedule 5.12 indicates each policy as to which (a) the coverage limit has been reached or (b) the total incurred losses to date equal 75% or more of the coverage limit.  No notice of cancellation or termination has been received with respect to any such policy, and neither Company nor any Shareholder has knowledge of any act or omission of Company which could result in cancellation of any such policy prior to its scheduled expiration date.  The Company has not been refused any insurance with respect to any aspect of the operations of the Business nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the last three (3) years.  Company has duly and timely made all claims it has been entitled to make under each policy of insurance.  There is no claim by Company pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and neither Company nor any of the Shareholder knows of any basis for denial of any claim under any such policy.  Company has not received any written notice from or on behalf of any insurance carrier issuing any such policy that insurance rates therefor will hereafter be substantially increased (except to the extent that insurance rates may be increased for all similarly situated risks) or that there will hereafter be a cancellation or an increase in a deductible (or an increase in premiums in order to maintain an existing deductible) or nonrenewal of any such policy.  Such policies are sufficient in all material respects for compliance by Company with all requirements of law and with the requirements of all material contracts to which Company is a party.

5.13.        Contracts and Commitments.

(a)           Real Property Leases.  Except for the Real Property Lease, the Company has no leases of real property.

(b)           Personal Property Leases.  Except as set forth in Schedule 1.1(e), Company has no leases of personal property involving consideration or other expenditure in excess of $10,000 or involving performance over a period of more than twelve (12) months.

(c)           Purchase Commitments.  Company has no purchase commitments for inventory items or supplies that, together with amounts on hand, constitute in excess of twelve (12) months normal usage, or which are at an excessive price.

(d)           Contracts for Services.  Except as set forth in Schedule 5.13(d) the Company has no agreement, understanding, contract or commitment (written or oral) with any officer, employee, agent, consultant, distributor, dealer or franchisee that is not cancelable by Company on notice of not longer than thirty (30) days without liability, penalty or premium of any nature or kind whatsoever.

(e)           Sales Commitments.  Company has no sales contracts or commitments to customers or distributors which aggregate in excess of $10,000 to any one customer or distributor (or group of affiliated customers or distributors).  Company has no sales contracts or commitments except those made in the ordinary course of business, at arm’s length, and no such contracts or commitments are for a sales price which would result in a loss to the Company.

(f)            Collective Bargaining Agreements.  Company is not a party to any collective bargaining agreements with any unions, guilds, shop committees or other collective bargaining groups.

(g)           Loan Agreements.  Except as set forth in Schedule 5.13(g) the Company is not obligated under any loan agreement, promissory note, letter of credit, or other evidence of indebtedness as a signatory, guarantor or otherwise.

(h)           Powers of Attorney.  The Company has not given a power of attorney, which is currently in effect, to any person, firm or corporation for any purpose whatsoever.

(i)            Guarantees.  Except as disclosed on Schedule 5.13(i), Company has not guaranteed the payment or performance of any person, firm or corporation, agreed to indemnify any person or act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any person.

(j)            Contracts Subject to Renegotiation.  The Company is not a party to any contract with any governmental body which is subject to renegotiation.

(k)           Burdensome or Restrictive Agreements.  Company is not a party to nor is it bound by any agreement, deed, lease or other instrument which is so burdensome as to materially affect or impair the operation of Company.  Without limiting the generality of the foregoing, Company is not a party to nor is it bound by any agreement requiring Company to assign any interest in any trade secret or proprietary information, or prohibiting or restricting Company from competing in any business or geographical area or soliciting customers or otherwise restricting it from carrying on its business anywhere in the world.

(l)            Other Material Contracts.  Company has no lease, license, contract or commitment of any nature involving consideration or other expenditure in excess of $25,000, or involving performance over a period of more than twelve (12) months, or which is otherwise individually material to the operations of Company, except as explicitly described in Schedule 5.13(l) or in any other Schedule.

(m)          No Default.  Company is not in default under any lease, contract or commitment, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of Company’s obligations or result in the creation of any Encumbrance on any of the assets owned, used or occupied by Company.  No third party is in default under any lease, contract or commitment to which Company is a party, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or give rise to an automatic termination, or the right of discretionary termination, thereof.

5.14.        Labor Matters.  Except to the extent set forth in Schedule 5.14, (i) Company is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice; and (ii) there are no administrative charges or court complaints against Company concerning alleged employment discrimination or other employment related matters pending or threatened before the U.S. Equal Employment Opportunity Commission or any Government Entity.

5.15.        Employee Benefit Plans.

(a)           Disclosure.  Schedule 5.15(a) sets forth all pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare, disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and any employment or consulting contracts, “golden parachutes,” collective bargaining agreements, severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all employee manuals, and all written or binding oral statements of policies, practices or understandings relating to employment, which are provided to, for the benefit of, or relate to, any persons (“Company Employees”) employed by Company.  The items described in the foregoing sentence are hereinafter sometimes referred to collectively as “Employee Plans/Agreements,” and each individually as an “Employee Plan/Agreement.”  True and correct copies of all the Employee Plans/Agreements, including all amendments thereto, have heretofore been provided to Buyer.  Each of the Employee Plans/Agreements is identified on Schedule 5.15(a), to the extent applicable, as one or more of the following:  an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), a “defined benefit plan” (as defined in Section 414 of the Code), an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and/or as a plan intended to be qualified under Section 401 of the Code.  No Employee Plan/Agreement is a “multiemployer plan” (as defined in Section 4001 of ERISA), and Company has never contributed nor been obligated to contribute to any such multiemployer plan.

(b)           Payments and Compliance.  With respect to each Employee Plan/Agreement, (i) all payments due from Company to date have been made and all amounts properly accrued to date as Liabilities of Company which have not been paid have been properly recorded on the books of Company and are reflected in the Recent Balance Sheet; (ii) Company has complied with, and each such Employee Plan/Agreement conforms in form and operation to, all applicable laws and regulations, including but not limited to ERISA and the Code, in all respects and all reports and information relating to such Employee Plan/Agreement required to be filed with any governmental entity have been timely filed; and (iii) all reports and information relating to each such Employee Plan/Agreement required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided.

(c)           No Triggering of Obligations.  The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

5.16.        Employment Compensation.  Schedule 5.16 contains a true and correct list of all employees to whom the Company is paying compensation, including bonuses, seniority, benefits and incentives, for services rendered or otherwise; and in the case of salaried employees such list identifies the current annual rate of compensation for each employee and in the case of hourly or commission employees identifies certain reasonable ranges of rates and the number of employees falling within each such range.

5.17.        Intellectual Property.  Schedule 5.17 lists all Intellectual Property Rights of the Company, specifying whether such Intellectual Property Rights are owned, controlled, used or held (under license or otherwise) by Company, and also indicating which of such Intellectual Property Rights are registered.  All Intellectual Property Rights shown as registered in Schedule 5.17 have been properly registered, all pending registrations and applications have been properly made and filed and all annuity, maintenance, renewal and other fees relating to registrations or applications are current.  In order to conduct the business of Company, as such is currently being conducted or proposed to be conducted, Company does not require any Intellectual Property Rights that it does not already have.  Company is not infringing and has not infringed any Intellectual Property Rights of another in the operation of the business of Company, nor to the Company’s Knowledge is any other person infringing the Intellectual Property Rights of Company.  Company has not granted any license or made any assignment of any Intellectual Property Rights listed on Schedule 5.17, and no other person has any right to use any Intellectual Property Rights owned or held by Company.  Company does not pay any royalties or other consideration for the right to use any Intellectual Property Rights of others.  There is no Litigation pending or threatened to challenge Company’s right, title and interest with respect to its continued use and right to preclude others from using any Intellectual Property Rights of Company.  All Intellectual Property Rights of Company are valid, enforceable and in good standing, and there are no equitable defenses to enforcement based on any act or omission of Company.

5.18.        Major Customers.  Schedule 5.18 contains a list of the ten (10) largest customers of Company for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year.  Neither Company nor any Shareholder has any knowledge or information of any facts indicating, nor any other reason to believe, that any of the customers listed on Schedule 5.18 will not continue to be customers of the business of Company after the Closing at substantially the same level of purchases as heretofore.

5.19.        Affiliates’ Relationships to Company.

(a)           Contracts with Affiliates.  All leases, contracts, agreements or other arrangements between Company and any Affiliate are described on Schedule 5.19(a).

(b)           No Adverse Interests.  No Affiliate has any direct or indirect interest in (i) any entity which does business with Company or is competitive with Company’s business, or (ii) any property, asset or right which is used by Company in the conduct of its business.

(c)           Obligations.  All obligations of any Affiliate to Company, and all obligations of Company to any Affiliate, are listed on Schedule 5.19(c).

5.20.        Shareholder List.  Schedule 5.20 sets forth a complete list of all the holders of capital stock of Company issued and outstanding on the date hereof, together with the number of shares held by each such shareholder.  Except as set forth in Schedule 5.20, each person so listed is a competent adult and is the record and the beneficial owner of all shares so listed in his or her name, with the sole right to vote, dispose of, and receive dividends or distributions with respect to such shares.  All of the Shareholder set forth on Schedule 5.20 have expressly approved this Agreement and the transactions contemplated and no such shareholder has dissenter’s or appraisal rights with respect to the Transaction.

5.21.        Assets Necessary to Business.  The Purchased Assets include all property and assets (except for the Excluded Assets), tangible and intangible, and all leases, licenses and other agreements, which are necessary to permit Buyer to carry on, or currently used or held for use in, the Business as presently conducted.

5.22.        Internal Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.23.        Bank Accounts.  Schedule 5.23 sets forth a complete and accurate list of all bank accounts or similar accounts maintained by the Company, including a list of the names of each bank or other financial institution at which such account is maintained, the nature and type of account, the names of all persons authorized to make withdrawals or to write checks on such accounts and the balance of each such account as of the Closing.

5.24.        No Brokers or Finders.  Neither the Company nor any of its directors, officers, employees, Shareholder or agents have retained, employed or used any broker or finder in connection with the transactions provided for herein or the negotiation thereof.

5.25.        Representations with respect to the Acquired Shares.

(a)           Purchase for Own Account.  The Acquired Shares will be acquired by the Company for the Company’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Company has no present intention of selling, granting any participation in, or otherwise distributing the same, except that the Company may distribute the Acquired Shares to the Shareholder for no additional consideration.

(b)           Disclosure of Information.  At no time was the Company or the Shareholder presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Acquired Shares.  The Shareholder acknowledges that it has received and read the IT&E International Group Confidential Information Package dated October 24, 2005 and has had an opportunity to ask questions and seek any additional information about IT&E, Millennix or the Transaction that it desires.

(c)           Accredited Investor Status.  The Company is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(d)           Restricted Securities.  The Company and the Shareholder understands that the Acquired Shares are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from the Buyer in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances.  In this connection, the Company and such Shareholder represents that the Company and such Shareholder is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  The Company and such Shareholder understands that the Buyer is under no obligation to register any of the securities sold hereunder except as set forth in the Registration Rights Agreement.

5.26.        Disclosure.  No representation or warranty by Company and/or the Shareholder in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Company or Shareholder pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.  All statements and information contained in any certificate, instrument, Disclosure Schedule or document delivered by or on behalf of Company and/or Shareholder shall be deemed representations and warranties by the Company and the Shareholder.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company and the Shareholder as of the date hereof (subject to such exceptions or qualifications as are disclosed in writing in the disclosure schedule certified by a duly authorized officer of Buyer and supplied by Buyer to the Company dated as of the date hereof, which schedules shall provide an exception to or otherwise qualify only those representations and warranties of the Buyer contained in the section of this Agreement (i) corresponding or cross-referenced to be the part or section reference of the schedule where such disclosure appears or (ii) to which such information set forth on such schedule reasonably relates, and such exceptions or qualifications shall not be deemed to be an exception to, or qualify, any other representation or warranty) as follows:

6.1.          Corporate.

(a)           Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

(b)           Corporate Power.  Buyer has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.

6.2.          Authority.  The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer.  No other corporate act or proceeding on the part of Buyer or its Shareholder is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and by general equitable principles.

6.3.          Capitalization.  As of the date hereof,

(a)           Preferred Stock:  A total of 2,820,000 shares of Series A Preferred Stock of the Buyer were previously authorized, issued and outstanding; however all of such shares have been converted prior to the Closing into 28,200,000 shares of Common Stock of the Buyer and such Series A Preferred Stock has been retired and cancelled in accordance with the Buyer’s Articles.

(b)           Common Stock.  A total of 250,000,000 authorized shares of Common Stock, of which 49,669,708 shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable.

(c)           Options; Warrants.  There are no existing options, rights, subscriptions, warrants, unsatisfied preemptive rights, calls or commitments relating to (i) the authorized and unissued capital stock of the Buyer, or (ii) any securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from the Buyer, any shares of capital stock of the Buyer and no such convertible or exchangeable securities or obligations are outstanding, other than (a) 25,000,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Buyer’s 2005 Equity Incentive Plan, (b) warrants to purchase 51,923,958 shares of Common Stock of the Buyer, (c) a senior secured convertible promissory note in the aggregate principal amount of $7,000,000 which shall automatically convert into 7,000 shares of a newly created Series D Convertible Preferred Stock upon the due authorization of such Series D Convertible Preferred Stock by the Shareholder of the Buyer, (d) the Buyer’s obligation to issue an additional senior secured convertible promissory note in the principal amount of $3,000,000 within sixty (60) days after the date hereof which shall automatically convert into 3,000 shares of a newly created Series D Convertible Preferred Stock upon the due authorization of such Series D Convertible Preferred Stock by the Shareholder of the Buyer, (e) the Buyer’s obligation to issue an additional warrant to purchase 21,428,533 shares of Common Stock concurrently with the issuance of the promissory note set forth in subsection (d), and (f) the option to purchase an additional 5,000 shares of Series D Convertible Preferred Stock and warrants to purchase up to an additional 35,714,255 shares of Common Stock held by ComVest Investment Partners II LLC (the “Equity Investor”).  Each share of Series D Convertible Preferred Stock will be convertible at the option of the holder into 14,285.71 shares of Common Stock.

(d)           The Acquired Shares, when paid for and then issued, as provided for in this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of any Encumbrances, other than restrictions on transfer under applicable state and federal securities laws or the Transaction Documents.

6.4.          SEC Reports and Financial Statements.

(a)           Each form, report, schedule, registration statement, proxy statement, information statement, exhibit and any other document filed by the Buyer with the Securities and Exchange Commission (the “SEC”) since January 1, 2004 (as such documents have been amended prior to the date hereof, the “SEC Reports”), as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and Exchange Act.  None of the SEC Reports, as of their respective dates, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified or superseded by subsequent filings prior to the date hereof.

(b)           The consolidated financial statements of the Buyer included in such SEC Reports and any notes related thereto comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, except for the restatement of the Buyer’s financial statements for the year ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended June 30, 2005 related to the accounting of a restricted cash account, have been prepared in accordance with

GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-QSB of the SEC) and fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end adjustments none of which are or will be material in amount, individually or in the aggregate) the consolidated financial position of the Buyer as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

(c)           Except as set forth on Schedule 6.4(c), Buyer does not have any direct or indirect Liabilities that were not fully and adequately reflected or reserved against on the balance sheet or described in the notes to the audited financial statements of the Buyer.

6.5.          No Brokers or Finders.  Neither Buyer nor any of its directors, officers, employees or agents have retained, employed or used any broker or finder in connection with the transactions provided for herein or the negotiation thereof, except for LaMarch Capital, LLC who shall be paid by Buyer.

6.6.          Disclosure.  No representation or warranty by Buyer in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Buyer pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.

ARTICLE VII

EMPLOYEES - EMPLOYEE BENEFITS

7.1.          Millennix Employees.  The Shareholder shall enter into an employment agreement with Buyer on the date hereof substantially in the form attached hereto as Exhibit F (an “Employment Agreement”), and will enroll in all relevant Buyer health and benefit plans within thirty (30) days after the effective date of such Employment Agreement.  Certain mutually agreed upon employees of the Company are to be leased by Buyer immediately after the Closing (the “Millennix Employees”) pursuant to a separate Leased Employee Agreement in substantially the form attached hereto as Exhibit L, which shall set forth the economic arrangement between the parties with respect to such Millennix Employees and as a result such Millennix Employees shall remain employees of the Company (the “Leased Employee Agreement”).  A list of the Millennix Employees is attached hereto as Schedule 7.1.  Buyer intends to hire each Millennix Employee on January 1, 2006, at which time each Millennix Employee will become an “at will” employee of the Buyer.  Subject to the acknowledgement required under Section 7.4 below, at the time such Millennix Employees become employees of Buyer, such Millennix Employees will be eligible to participate in Buyer’s benefit plans and programs to the same extent available to other similarly situated employees of Buyer.  Notwithstanding the foregoing, Buyer is not obligated to hire any particular Millennix Employee and any determination of which Millennix Employees to hire that may be made on January 1, 2006 shall be made at the sole and absolute discretion of Buyer.  The Millennix Employees actually hired by Buyer on January 1, 2006 shall be referred to herein as the “Hired Millennix Employees.”

7.2.          Retained Responsibilities.  Company agrees to satisfy, or cause its insurance carriers to satisfy, all claims for benefits, whether insured or otherwise (including, but not limited to, workers’ compensation, life insurance, medical and disability programs), under Company’s employee benefit programs brought by, or in respect of, Millennix Employees and other employees and former employees of the Company, which claims arise out of events occurring on or prior to January 1, 2006 and thereafter for such Millennix Employees who do not become Hired Millennix Employees, in accordance with the terms and conditions of such programs or applicable workers’ compensation statutes without interruption as a result of the employment by Buyer of any such employees after January 1, 2006.  If any action on the part of Company prior to the Closing, or if the transactions contemplated by this Agreement, shall directly or indirectly result in any Liability (i) for severance payments or termination benefits or (ii) by virtue of any state, federal or local “plant-closing” or similar law, such Liability shall be the sole responsibility of Company, and Company and Shareholder shall, jointly and severally, indemnify, defend and hold harmless Buyer against such Liability.

7.3.          Payroll Tax.  Company agrees to make a clean cut-off of payroll and payroll tax reporting with respect to the Hired Millennix Employees paying over to the federal, state and city governments those amounts respectively withheld or required to be withheld for periods ending on or prior to December 31, 2005.  Company also agrees to issue, by the date prescribed by IRS Regulations, Forms W-2 for wages paid through December 31, 2005.  Except as set forth in this Agreement, Buyer shall be responsible for all payroll and payroll tax obligations after December 31, 2005 for the Hired Millennix Employees.

7.4.          Employment with Buyer.  Immediately after the actual date of hire of any Hired Millennix Employee by Buyer, each such Hired Millennix Employee shall be asked to execute an acknowledgment of employment with Buyer, acknowledging, among other things, that: (i) the employee’s employment with the Company has terminated and that such employee has no carry over rights with respect to any and all employee benefits relating to any former employment with the Company; (ii) upon execution of the appropriate documentation, such employee will be fully covered under the Buyer’s standard health insurance benefits; (iii) demotion and transfer of such employee may occur in the sole and absolute discretion of Buyer at any time, with or without cause and/or notice; and (iv) employment with Buyer is “at-will.”  In addition, each Hired Millennix Employee must execute Buyer’s standard confidentiality and inventions assignment agreement.

7.5.          No Third-Party Rights.  Nothing in this Agreement, express or implied, is intended to confer upon any of Company’s employees, former employees, collective bargaining representatives, job applicants, any association or group of such persons or any Millennix Employees any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including, without limitation, any rights of employment.

7.6.          Buyer Stock Options.  Attached as Schedule 7.6 is a list of certain Millennix Employees which, subject to the approval of the Buyer’s Board of Directors, will be granted stock options to purchase up to an aggregate amount of 200,000 shares of common stock of the Buyer pursuant to one or more equity incentive plans offered by the Buyer from time to time, (the “Millennix Optionees”).  The options will have an exercise price equal to the fair market value of the Buyer’s common stock on the date on which such options are granted and shall be subject to other terms and conditions as mutually agreed upon by the parties hereto.  These options will be granted to the Millennix Optionees (as consultants to the Buyer) immediately after the Closing pursuant to stock option agreements substantially in the form attached as Exhibit K (the “Stock Option Agreement”).

ARTICLE VIII

OTHER MATTERS

8.1.          Confidential Information.  Neither Company nor the Shareholder shall at any time subsequent to the Closing, except as explicitly requested by Buyer, use for any purpose, disclose to any person, or keep or make copies of documents, tapes, discs, programs or other information storage media containing, any confidential information concerning the Business, the Purchased Assets, or the Assumed Liabilities, all such information being deemed to be transferred to the Buyer hereunder.  For purposes hereof, “Confidential Information” shall mean and include, without limitation, all Intellectual Property Rights in which Company has an interest, all customer and vendor lists and related information, all information concerning Company’s processes, products, costs, prices, sales, marketing and distribution methods, properties and assets, liabilities, finances, employees, all privileged communications and work product, and any other information not previously disclosed to the public directly by Company.  If at any time after Closing the Company or the Shareholder should discover that it is in possession of any records containing the Confidential Information of Buyer, then the party making such discovery shall immediately turn such records over to Buyer, which shall upon request make available to the surrendering party any information contained therein which is not Confidential Information.  Company and the Shareholder severally agree that they will not assert a waiver or loss of confidential or privileged status of the information based upon such possession or discovery.

8.2.          Bulk Sales Compliance.  Following the execution of this Agreement, unless compliance with this Section 8.2 is waived by Buyer, Buyer, Company and Shareholder shall cooperate in complying with all provisions of the bulk sales or bulk transfer statutes of all states having jurisdiction, in such a way as to provide Buyer the greatest measure of protection against the creditors of Company allowable under all such statutes.

ARTICLE IX

FURTHER COVENANTS OF COMPANY AND SHAREHOLDER

The Company and the Shareholder covenant and agree as follows:

9.1.          Advisory Board.  At the Closing, Gene Resnick, M.D., will become a member of the Buyer’s Advisory Board for a term of two (2) years.

9.2.          Further Assurances.  The parties hereto agree to use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to fulfill the conditions to closing set forth in this Agreement consummate the transactions contemplated hereby.  In addition, each party hereto agrees to execute reasonable supplemental or additional documents, including, without limitation, any documents reflecting the subordination of the Note that may be required by any of the Buyer’s senior lenders, to execute reasonable amendments to documents delivered at Closing, to re-execute documents delivered at Closing and to take any other reasonable actions as are necessary or reasonably appropriate to fully carry out and consummate the transactions contemplated herein or to correct errors or omissions, if any, in any document delivered at Closing.

9.3.          Lock-Up Agreement.  The Shareholder acknowledges and agrees that the Shareholder shall execute and deliver to the Buyer and become a party to that certain Lock-Up Agreement, a copy of which is attached hereto as Exhibit M, to be entered into by and among:  (i) the Buyer, (ii) Peter Sollenne, Tony Allocca, Kelly Alberts (collectively, the “IT&E Holders”), (iii) the Equity Investor, and (iv) the Shareholder and each of Margaret Barbetti, Russell Sobel and John Garizio, in connection with the Buyer’s proposed equity financing in which the Equity Investor proposes to purchase equity securities of Buyer (the “Lock-Up Agreement”).  The Lock-Up Agreement places certain restrictions on the resale by the IT&E Holders, the Equity Investor, the Shareholder and each of Margaret Barbetti, Russell Sobel and John Garizio of any shares of Buyer then held by them, including with respect to the Shareholder, the Acquisition Shares.

ARTICLE X

[Intentionally Omitted.]

ARTICLE XI

[Intentionally Omitted.]

ARTICLE XII

INDEMNIFICATION

12.1.        By Company and Shareholder.  Subject to the terms and conditions of this Article XII, the Company and the Shareholder, jointly and severally (collectively, the “Indemnifying Parties”), hereby agree to compensate, indemnify, defend and hold harmless Buyer, and its Shareholder, directors, officers, employees, agents and controlled and controlling persons (collectively, the “Indemnified Parties”), from and against all Claims asserted against, resulting to, imposed upon, or incurred by the Indemnified Parties or the business and assets transferred to Buyer pursuant to this Agreement, directly or indirectly, by reason of, arising out of or resulting from (i) the inaccuracy or breach of any representation or warranty of Company or the Shareholder contained in or made pursuant to this Agreement; (ii) the breach of any covenant of Company or the Shareholder contained in this Agreement; (iii) any Claim brought by or on behalf of any broker or finder retained, employed or used by Company or any of its directors, officers, employees, Shareholder or agents in connection with the transactions provided for herein or the negotiation thereof, whether or not disclosed herein; or (iv) any Claim of or against the Company, the Purchased Assets or the business of Company not specifically assigned to or assumed by Buyer pursuant hereto.  As used in this Article XII, the term “Claim” shall include (i) all Liabilities; (ii) all losses (including, without limitation, any losses occasioned by the failure to obtain a consent to the assignment of a contract that would otherwise have been an Assumed Contract), deficiencies, damages (including, without limitation, consequential damages), judgments, awards, penalties and settlements; (iii) all demands, claims, suits, actions, causes of action, proceedings and assessments, whether or not ultimately determined to be valid; and (iv) all costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated or arbitrated matter), court costs and fees and expenses of attorneys and expert witnesses) of investigating, defending or asserting any of the foregoing or of enforcing this Agreement.

12.2.        Indemnification of Third-Party Claims.  The following provisions shall apply to any Claim subject to indemnification which is (i) a suit, action or arbitration proceeding filed or instituted by any third party, or (ii) any other form of proceeding or assessment instituted by any Government Entity:

(a)           Notice and Defense.  The Indemnified Party will give each Indemnifying Party written notice of any such Claim, and the Indemnifying Parties will, jointly and severally, undertake and pay for the defense thereof through representatives and counsel selected by the Indemnified Party.  The assumption of defense shall constitute an admission by each Indemnifying Party of its indemnification obligation hereunder with respect to such Claim, and its undertaking to pay directly all costs, expenses, damages, judgments, awards, penalties and assessments incurred in connection therewith.  Failure to give such notice shall not affect the Indemnifying Party’s duty or obligations under this Article XII, except to the extent the Indemnifying Party is prejudiced thereby.  So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim.

(b)           Failure to Defend.  If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment.

(c)           Indemnified Party’s Rights.  Anything in this Article XII to the contrary notwithstanding, (i) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to defend, compromise or settle such Claim, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of such Claim.

12.3.        Payment.  Subject to the limitations set forth in this Article XII, the Indemnifying Party shall be obligated to pay the Indemnified Party any amount due under this Article XII.  Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment.  If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal.  Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

12.4.        Limitations on Indemnification.  Except for any willful or knowing breach or misrepresentation or breach of the representations related to taxes set forth in Section 5.5, as to which claims may be brought without limitation as to time or amount:

(a)           Time Limitation.  No claim or action shall be brought by an Indemnified Party against an Indemnity Party under this Article XII for breach of a representation or warranty after the lapse of twenty-four (24) months following the Closing.

(b)           Amount Limitation.  The Company and the Shareholder shall not have any obligation to indemnify any Indemnified Party under this Article XII to the extent the aggregate amount of the Claims for which the Indemnified Parties are entitled to indemnification hereunder exceeds an amount equal to Two Hundred Seventy Five Thousand Dollars ($275,000) (after which point the Company and the Shareholder will have no obligation to indemnify any Indemnified Party from and against any further Claims).

(c)           Recoupment from Escrow.  Any indemnification to which an Indemnified Party is entitled under this Article XII shall first be made as a payment to such Indemnified Party from the Escrow Account in accordance with the terms of the Escrow Agreement and, to the extent the aggregate amount of any indemnification payments required under this Article XII to which an Indemnified Party is entitled exceeds the amount in the Escrow Account or the Escrow Agreement has expired, then such Indemnified Party may look to the Indemnifying Parties, jointly and severally, directly to satisfy any remaining amounts or the full amount, subject to the limitations set forth in this Article XII; provided, however, that if any Indemnifying Party disputes any Claim pursuant to the terms of the Escrow Agreement or otherwise resists an Indemnified Party’s ability to receive payment from the Escrow Account, such Indemnified Party shall then have the right to look directly to the Indemnifying Parties, jointly and severally, and will not be required to look first to the Escrow Account to satisfy any such Claim.

(d)           General.  Without limiting the generality of the foregoing, the obligations of Company and the Shareholder to indemnify the Indemnified Parties from and against any Liability of the Company that is not an Assumed Liability shall be unaffected by the limitations set forth in this Section 12.4.

12.5.        No Waiver.  The closing of the transactions contemplated by this Agreement shall not constitute a waiver by any party of its rights to indemnification hereunder, regardless of whether the party seeking indemnification has knowledge of the breach, violation or failure of condition constituting the basis of the Claim at or before the Closing.

ARTICLE XIII

[INTENTIONALLY OMITTED]

ARTICLE XIV

MISCELLANEOUS

14.1.        Certain Definitions; Rules of Construction.  Definitions shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  All Exhibits and Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein and, unless otherwise defined therein, all terms used in any Exhibit or Schedule shall have the meaning ascribed to such term in this Agreement.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Unless otherwise expressly provided herein, any agreement, plan, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, plan, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” as used in this Agreement, shall mean and include the Shareholder and all directors and officers of Company; the spouse of any such person; any person who would be the heir or descendant of any such person if he or she were not living; and any entity in which any of the foregoing has a direct or indirect interest (except through ownership of less than 5% of the outstanding shares of any entity whose securities are listed on a national securities exchange or traded in the national over-the-counter market).

“Business Days” means any day, other than Saturday or Sunday or days in which banks in California are entitled to close.

“Company Material Adverse Effect,” as used in this Agreement, shall mean any change, effect, event or occurrence that is materially adverse to the condition (financial or otherwise), assets, properties, business or operations of the Company and its subsidiaries, taken as a whole.

“Escrow Agent” means Union Bank of California.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all of the following as they are used in connection with the business of the Company as presently conducted and as they exist in all jurisdictions throughout the world:

(a)           patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted);

(b)           trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof;

(c)           copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof;

(d)           trade secrets, confidential business information and other proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, technical data and databases, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection);

(e)           computer software programs, including, without limitation, all source code, object code, and documentation related thereto; and

(f)            Internet addresses, domain names, web sites, web pages and similar rights and items.

“Knowledge,” with respect to any Person, means the actual knowledge of any of the officers of such Person after diligent inquiry, and in the case of the Company, the actual knowledge of the Shareholder after diligent inquiry.

“Liabilities” means direct or indirect indebtedness, liability, claim, loss, damage, deficiency or obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, whether or not of a kind required by GAAP to be set forth on a financial statement or in the notes thereto.

“Liens” liens means such liens imposed by law (such as materialman’s, mechanic’s, carrier’s, worker’s and repairman’s liens) arising in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company or partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

14.2.        Disclosure Schedules.  Information set forth in the schedules relating to the representations and warranties of each of the parties hereto (the “Disclosure Schedules”) specifically refers to the article and section of this Agreement to which such information is responsive or to which it is cross-referenced and such information shall not be deemed to have been disclosed with respect to any other article or section of this Agreement or for any other purpose.  The Disclosure Schedules shall not vary, change or alter the language of the representations and warranties contained in this Agreement and, to the extent the language in the Disclosure Schedules does not conform in every respect to the language of such representations and warranties, such language shall be disregarded and be of no force or effect.

14.3.        Disclosures and Announcements.  Both the timing and the content of all disclosure to third parties and public announcements concerning the transactions provided for in this Agreement by either Company or Buyer shall be subject to the approval of the other in all essential respects, except that Company’s approval shall not be required as to any statements and other information which Buyer may submit to the SEC or that Buyer may be required to make pursuant to any rule or regulation of the SEC or otherwise required by law.

14.4.        Assignment; Parties in Interest.

(a)           Assignment.  Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties.  Notwithstanding the foregoing, Buyer may, without consent of any other party, cause one or more subsidiaries of Buyer to carry out all or part of the transactions contemplated hereby; provided, however, that Buyer shall, nevertheless, remain liable for all of its obligations, and those of any such subsidiary, to Company hereunder.

(b)           Parties in Interest.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto.  Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

14.5.        Equitable Relief.  Company and the Shareholder agree that any breach of Section 8.1 (Confidentiality) will result in irreparable injury to Buyer for which a remedy at law would be inadequate; and that, in addition to any relief at law which may be available to Buyer for such breach and regardless of any other provision contained in this Agreement, Buyer shall be entitled to injunctive and other equitable relief as a court may grant.  This Section 14.5 shall not be construed to limit Buyer’s right to obtain equitable relief for other breaches of this Agreement under general equitable standards.

14.6.        Law Governing Agreement.  This Agreement shall be construed and interpreted according to the internal laws of the State of New York, without regard to principles of conflict of laws.  Process and pleadings mailed to a party at the address provided in Section 14.8 shall be deemed properly served and accepted for all purposes.

14.7.        Amendment and Modification.  Buyer, Company and the Shareholder may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

14.8.        Notice.  All notices, requests, demands and other communications hereunder shall be given in writing and shall be:  (i) personally delivered; (ii) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (iii) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service.  The respective addresses to be used for all such notices, demands or requests are as follows:

(a)           If to Buyer, to:

IT&E International Group

505 Lomas Santa Fe Drive, Suite 200
Solana Beach, CA 92075

Attention: Peter Sollenne, Chief Executive Officer and Dave Vandertie, Chief Financial Officer
Facsimile: (858) 366-0961

With a required copy to:

Foley & Lardner LLP

402 W. Broadway

23rd Floor

San Diego, CA 92101

Attention: Kenneth D. Polin, Esq.

Facsimile: (619) 234-3510

or to such other person or address as Buyer shall furnish to Company in writing.

(b)           If to Company and the Shareholder, to:

Millennix, Inc.
3020 Westchester Avenue, Suite 202

Purchase, New York 10577

Attention: Gene Resnick, M.D.

Facsimile (914) 694-3293

With a required copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016
Attention: John Goldman, Esq.
Facsimile: (212) 592-1500

or to such other person or address as Company shall furnish to Buyer in writing.

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.  Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

14.9.        Expenses.  Regardless whether or not the transactions contemplated hereby are consummated, each of the parties hereto shall bear their own respective expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

14.10.      Attorneys’ Fees.  The parties agree that the prevailing party in any action brought with respect to or to enforce any right or remedy under this Agreement shall be entitled to recover from the other party or parties all reasonable costs and expenses of any nature whatsoever incurred by the prevailing party in connection with such action, including without limitation attorneys’ fees, expenses and prejudgment interest.

14.11.      Entire Agreement; Enforceability.  This Agreement including all the Exhibits and Schedules, ancillary agreements and any other instruments to be executed and delivered by the parties hereto (the “Transaction Documents):  (i) constitute the entire agreement among the parties with respect to the transactions contemplated herein and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof and thereof, including, without limitation, that certain letter of intent dated May 5, 2005 by and among the parties, and (ii) shall be binding upon, and are solely for the benefit of each party hereto and nothing in this Agreement is intended to confer upon any other Person any rights or remedy of any nature whatsoever hereunder or by reason of this Agreement or any of the Transaction Documents.

14.12.      Severability.  Any term or provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

14.13.      Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties, it being understood that all parties need not sign the same counterpart.  Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by a party.

14.14.      Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Section, subsection, preamble, recital and party references are to this Agreement unless otherwise stated.  No party or its counsel shall be deemed the drafter of this Agreement for purposes of construing its provisions, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.  The parties waive any rule of law or judicial precedent that provides that contractual ambiguities are to be construed against the party who shall have drafted the contractual provision in question.  The word “including” shall mean “including without limitation.”

[Signature Page to Asset Purchase Agreement Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

“Buyer”	IT&E International Group,
a Nevada corporation

/s/ Peter R. Sollenne
By: Peter R. Sollenne
Title: Chief Executive Officer

“Company”	Millennix, Inc.,
a New York corporation

/s/ Gene Resnick
	By:	Gene Resnick
	Title:	President

/s/ Gene Resnick
“Shareholder”	Gene Resnick, M.D.

[Signature Page to Asset Purchase Agreement]

EXHIBITS

Exhibit	Description

A	Indemnity Escrow Agreement

B	Promissory Note

C	Form of Bill of Sale

D	Form of Assignment and Assumption Agreement

E	Form of Registration Rights Agreement

F	Form of Employment Agreement

G	Form of Non-Competition and Non-Solicitation Agreement

H	Legal Opinion of Herrick, Feinstein LLP

I	Estoppel Certificate

J	Legal Opinion of Foley & Lardner LLP

K	Form of Stock Option Agreement

L	Leased Employee Agreement

M	Lock-Up Agreement